UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check one):     Form 10-K      Form 20-K      X Form 10-QSB          Form N-SAR

                 For Period Ended:       June 30, 2004
                                    --------------------
                        Transition Report on Form 10-K
                        Transition Report on Form 20-K
                        Transition Report on Form 11-K
                        Transition Report on Form 10-Q
                        Transition Report on Form N-SAR

                       For the Transition Period Ended:
                                                        ------------------------

  Read Instruction (on back page) Before Preparing Form. Please Print or Type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Items(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

OraLabs Holding Corp.
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Full Name of Registrant
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Former Name if Applicable

18685 E Plaza Drive
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Address of Principal Executive office (Street and Number)

Parker, CO  80134
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City, State and Zip Code
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PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

      |   (a)  The reason described in reasonable detail in Part III of this
      |        form could not be eliminated without unreasonable effort or
      |        expense
      |
[X]   |
      |
      |   (b)  The subject annual report, semi-annual report, transition report
      |        on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion
      |        thereof, will be filed on or before the fifteenth calendar day
      |        following the prescribed due date; or the subject quarterly
      |        report of transition report on Form 10-Q, or portion thereof will
      |        be filed on or before the fifth calendar day following the
      |        prescribed due date; and
      |
      |   (c)  The accountant's statement or other exhibit required by Rule
      |        12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach Extra Sheets if Needed)

As a result of delays in gathering the data necessary to finalize the financial statements and accompanying notes of the Registrant's Form 10-QSB, the report on Form 10-QSB could not be timely filed without unreasonable effort or expense. The Registrant believes that the Form 10-QSB will be filed within the extension period.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Douglas B. Koff                        (303)                      861-1166
     ---------------                        -----                      --------
         (Name)                          (Area Code)          (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no,
     identify report(s). Yes X    No

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(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes X No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                              OraLabs Holding Corp.
                              ---------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date  August 17, 2004                                   By /s/ Gary H. Schlatter
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INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (0ther than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                   ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

                            ATTACHMENT TO FORM 12b-25

(In this attachment, the numbers stated for second quarter 2004 are preliminary, as the financial review is not completed)

Revenues in second quarter 2004 were approximately $3,010,000 compared to second quarter 2003 revenues of $3,474,434 (a difference of $464,434 or 13%). This decrease can predominantly be attributed to a customer who generated approximately $420,000 in revenue in second quarter 2003, but has not produced any revenue in 2004.

Loss. In second quarter 2004 the Company had an approximate loss of $201,000, compared to net income of $61,622 in second quarter 2003 (a difference of $262,622). The loss most notably was caused by the reduced revenues discussed above and higher operating costs. The higher operating costs primarily resulted from two items: increased legal fees of approximately $103,000 mostly related to the patent protection litigation commenced by the Company as plaintiff and described in the Company's Form 10-KSB for 2003, and increased salaries of approximately $119,000 primarily from additional staffing.